SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

____________________________

Portugal Telecom, SGPS, S.A.

(Name of Subject Company (Issuer))

Sonae, SGPS, S.A.,

Sonaecom, SGPS, S.A.,

and

Sonaecom, B.V.

(Names of Filing Persons (Offerors))

____________________________

Ordinary Shares, nominal value of €0.35 per share

(Title of Class of Securities)

ISIN: PTPTC0AM0009

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

737273102

(CUSIP Number of Class of Securities)

____________________________

Andre Sousa Sonae, SGPS, S.A. Lugar do Espido, Via Norte 4471-909 Maia, Portugal Tel: +351220121717	Luisa Ferreira Sonaecom, SGPS, S.A. Rua Henrique Pousão, 432 4460-481 Senhora da Hora, Portugal Tel: +351229572270

Copy to:

Scott V. Simpson

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street, Canary Wharf

London, E14 5DS, England

Tel: +44 (0)20 7519 7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This amended Tender Offer Statement (this “TO Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed initially with the United States Securities and Exchange Commission (“SEC”) on January 16, 2007 (and amended January 25, 2007, January 30, 2007, February 6, 2007 and February 12, 2007) by Sonae SGPS, S.A. a sociedade anónima organized under the laws of Portuga1 (“Sonae”), Sonaecom, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“Sonaecom”), and Sonaecom, B.V., a private limited company organized under the law of the Netherlands and a wholly-owned subsidiary of Sonaecom (“Sonaecom B.V.”, and together with Sonae and Sonaecom, the “Purchasers”), in connection with the Purchasers’ offer to purchase for cash all outstanding ordinary shares, nominal value €0.35 each (“Ordinary Shares”) of Portugal Telecom, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“PT”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934) and all outstanding American Depositary Shares, each representing one Ordinary Share, wherever located (“ADSs” and, together with the Ordinary Shares, the “PT Shares”), upon the terms and subject to the conditions set forth in the offer to purchase dated January 16, 2007 (the “Offer to Purchase”) and in the related ADS Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Simultaneously with the Offer, Sonaecom and Sonaecom B.V. are offering in Portugal to purchase for cash all of the Ordinary Shares held by non-U.S. holders and all of the class A shares, nominal value €0.35 each, of PT, at the same price as offered for the PT Shares in the Offer. This TO Amendment No. 5 is filed on behalf of the Purchasers.

ITEM 12. Exhibits.

Item 12 is amended and supplemented to include the following exhibits:

Exhibit Number	Description

(a)(5)(F)	Announcement of recommendation of ISS to Portugal Telecom shareholders to vote to approve the conditions of Sonaecom’s offer, issued by Sonaecom, SGPS, S.A. on February 13, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Schedule TO is true, complete and correct.

SONAE, SGPS, S.A.

By: /s/ Belmiro Mendes De Azevedo

Name: Belmiro Mendes De Azevedo

Title:	Chairman of the Board of Directors

By: /s/ Ângelo Paupério

Name: Ângelo Paupério

Title:	Director

SONAECOM, SGPS, S.A.

By: /s/ Christopher Lawrie

Name: Christopher Lawrie

Title:	Director

By: /s/ Luís Reis

Name: Luís Reis

Title:	Director

SONAECOM, B.V.

By: /s/ Christopher Lawrie

Name: Christopher Lawrie

Title:	Director

By: /s/ Luís Reis

Name: Luís Reis

Title:	Director

Date: February 13, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated January 16, 2007*
(a)(1)(B)	Form of ADS Letter of Transmittal*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (ADSs)*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (ADSs)*
(a)(1)(E)	Form of Notice of Guaranteed Delivery*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)	Summary Advertisement dated January 16, 2007*
(a)(5)(A)	Sonaecom Investor Presentation: Overview of Offer dated January15, 2007*
(a)(5)(B)	Response document issued by Sonaecom, SGPS, S.A. on January 24, 2007**
(a)(5)(C)	Roadshow presentation issued by Sonaecom, SGPS, S.A. on January 29, 2007***
(a)(5)(D)	Portuguese language newspaper advertisement published in Portugal by Sonaecom, SGPS, S.A. on February 12, 2007****
(a)(5)(E)	English translation of Portuguese language newspaper advertisement published in Portugal by Sonaecom, SGPS, S.A. on February 12, 2007****
(a)(5)(F)	Announcement of recommendation of ISS to Portugal Telecom shareholders to vote to approve the conditions of Sonaecom’s offer, issued by Sonaecom, SGPS, S.A. on February 13, 2007
(b)(1)	Cash Confirmation Facility dated January 12, 2007*
(b)(2)	Undertaking to Pay dated January 12, 2007*
(b)(3)	Common Terms Agreement dated January 12, 2007*
(b)(4)	Form of Acquisition Facility Agreement*
(b)(5)	English summary of Portuguese language commercial paper program between Sonae and Banco Comercial Português S.A. dated December 5, 2006*
(b)(6)	English translation of Portuguese language Confirmation Letter dated January 12, 2007*

*	Previously filed on Schedule TO dated January 16, 2007
**	Previously filed on Amendment 1 to the Schedule TO dated January 25, 2007
***	Previously filed on Amendment 2 to the Schedule TO dated January 30, 2007
****	Previously filed on Amendment 4 to the Schedule TO dated February 12, 2007